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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com
News Release
Investor Contact: John Kechejian Vice President, Investor Relations (203) 328-9470 john.kechejian@thomson.com	Media Contact: Jason Stewart Director, Public Relations (203) 328-8339 jason.stewart@thomson.com

For Immediate Release

Thomson Reports Strong Earnings Growth in 2003

Accelerated Revenue Growth Expected for 2004

STAMFORD, Conn., February 12, 2004 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of integrated information solutions to business and professional customers, today reported earnings per share for full-year 2003 rose 47% to $1.34, including one-time items. Adjusted earnings for the year increased 9% to $1.08 per share.

        Commenting on the company's results, Thomson president and chief executive officer Richard J. Harrington said, "We are pleased with our solid performance in 2003. We delivered strong revenue growth in the strategic areas of the business, such as online products, software applications and services. Online revenues at our legal, tax and accounting businesses, as well as total revenues of Thomson Scientific & Healthcare, grew at double-digit rates for the year. Overall revenue growth at Thomson continued to be impacted by weak economic conditions in some key markets. We achieved solid earnings growth for the year, and free cash flow, which is also an important financial metric for the company, was strong again in 2003, approaching the $1 billion level.

        "Looking ahead to 2004, we expect overall revenue growth to accelerate, reflecting further success of our strategic initiatives and a return to growth at our Thomson Financial market group. Most important, we continue to position Thomson to capitalize on the growing information needs of knowledge workers globally and we are very confident in the long-term outlook for our business."

Financial highlights for full-year 2003:

  •
  Earnings attributable to common shares were $879 million, compared to $586 million in 2002. Earnings per share were up 47% to $1.34, versus $0.91 in 2002.

-more-

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

  •
  After adjusting for discontinued operations and one-time items in 2002 and 2003, earnings were $705 million for the year, compared to $636 million in 2002. The major one-time items in 2003 included a fourth-quarter net benefit of $64 million from the adjustment of tax reserves principally arising from a favorable tax settlement, as well as previously announced gains of $55 million from the sale of a minority interest in Bell Globemedia, $22 million from a legal settlement, and $21 million from the redemption of the corporation's Series V preference shares. The major one-time items in 2002 were related to the write down of investments.

  •
  Adjusted EPS increased 9% to $1.08 per common share in 2003, compared to $0.99 per common share in 2002. Growth in adjusted EPS was achieved despite a higher effective tax rate and increased pension expense in 2003.

  •
  Revenues were $7.6 billion, a 2% increase over 2002. All market groups except Thomson Financial posted revenue increases for the year. Revenues benefited from favorable currency translation and the contributions from acquired businesses.

  •
  Adjusted EBITDA was $2.1 billion, a 5% increase over 2002. Adjusted EBITDA growth was primarily attributable to improved operating performance partially offset by higher pension expense in 2003. Adjusted EBITDA margin increased 80 basis points to 27.1%.

  •
  Free cash flow was $983 million in 2003 compared to $980 million in 2002.

Fourth-Quarter Results

        Earnings attributable to common shares were $396 million, or $0.60 per common share, for the fourth quarter of 2003, compared to $281 million, or $0.43 per common share, in the year-earlier period.

        After adjusting for discontinued operations and one-time items, earnings for the fourth quarter of 2003 were $345 million, or $0.53 per common share, compared to $358 million, or $0.55 per common share, for the same period in 2002. The year-to-year comparison of adjusted earnings was negatively impacted by $0.04 per share higher pension expense in 2003, primarily related to a non-recurring UK pension benefit recorded in 2002.

        Revenues for the quarter were $2.2 billion, a 3% increase over the fourth quarter of 2002, driven by growth in the Legal & Regulatory and Scientific & Healthcare market groups, partially offset by a 2% decline at Thomson Financial. The decline at Thomson Financial was its lowest quarterly decrease of the year.

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

2003 Full-Year and Fourth-Quarter Highlights by Market Group

  •
  Legal & Regulatory revenues and adjusted EBITDA each grew 6% to $3.1 billion and $980 million, respectively, in 2003. Growth of online products and services, particularly of Westlaw and Checkpoint, among new and existing customers, continued to drive the group's strong revenue growth for the year. Revenue increases were also attributable to strong growth from software and services, including FindLaw and the acquisition of Elite Information Group in the second quarter of 2003. Revenue growth was offset, in part, by expected declines in North American print/CD revenues as customers migrated to online offerings. While the business information and news segment also declined, its rate of decline slowed in the second half of the year. Legal & Regulatory maintained strong adjusted EBITDA margins in 2003 as a result of improved productivity.

    In the fourth quarter, Legal & Regulatory revenues were $903 million, an 8% increase over 2002, while adjusted EBITDA declined 2% to $323 million. The adjusted EBITDA decline in the fourth quarter related to lower margins of newly acquired businesses, investments in growth initiatives, including sales force and CRM system expansion, and the timing of certain one-time expenses.

  •
  Learning revenues increased 1% to $2 billion in 2003, and adjusted EBITDA grew 12% to $520 million. Revenue growth in 2003 reflected improved performance by the Higher Education sector, including increased sales in both the international market and from new textbook titles. Growth was offset by weakness in the IT testing and certification and library reference markets, and reduced demand for older textbook titles. Adjusted EBITDA growth in 2003 resulted from improved financial performance of certain Lifelong Learning businesses and one-time cost savings, as well as Harcourt integration costs recorded in 2002.

    In the fourth quarter, Learning revenues were $614 million, even with fourth-quarter 2002 results, while adjusted EBITDA increased 10% to $219 million. Strong growth in the Higher Education business was offset by lower demand for print products in the library reference market. Adjusted EBITDA growth in the fourth quarter of 2003 was primarily attributable to one-time cost savings, as well as Harcourt integration costs recorded in the fourth quarter of 2002.

  •
  Financial's rate of revenue decline slowed in 2003 as U.S. financial markets began to show modest improvements. Revenues declined 5% to $1.5 billion, and adjusted EBITDA declined 1% to $406 million. The revenue decline reflected weakness in the financial services environment throughout much of the year, particularly in Europe, but was mitigated by favorable foreign currency translation. The year-to-year decline in adjusted EBITDA was primarily a result of one-time cost savings in 2002.

    In the quarter, revenue declined 2% to $386 million and adjusted EBITDA declined 12% to $103 million. The rate of revenue decline slowed as the U.S. financial services market continued to recover. Lower revenue declines were also recorded in Europe. Adjusted EBITDA decline was due to one-time benefits recorded in the fourth quarter of 2002.

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

  •
  Scientific & Healthcare revenues grew 10% to $760 million, and adjusted EBITDA grew 16% to $217 million in 2003. Revenue growth was driven by the strong performances of Micromedex, Web of Knowledge, Web of Science, Continuing Medical Education, and PDR (Physicians' Desk Reference), as well as the integration of prior year acquisitions — Current Drugs and Delphion. Revenue growth was mitigated by lower global patent information sales, as well as anticipated lower print sales. Strong adjusted EBITDA growth was the direct result of continued operational leverage and efficiency initiatives across the businesses.

    In the quarter, revenues increased 6% to $241 million and adjusted EBITDA increased 8% to $97 million. Revenue growth was attributable to strong performance of the Web of Science, Web of Knowledge, and PDR products. Adjusted EBITDA growth was driven by continued operational leverage and efficiency initiatives.

Corporate and Other

        Corporate and other includes corporate expenses and the results of Thomson Media. Thomson Media revenues of $164 million and adjusted EBITDA of $23 million were essentially flat compared to a year ago. Corporate expenses in 2003 increased to $83 million, versus $58 million a year ago. The unfavorable comparison to prior year reflects a $32 million non-recurring benefit recorded in the fourth quarter of 2002 relating to the UK pension plan, as well as stock appreciation rights expense recorded in 2003, compared to a benefit in 2002. As a result, overall adjusted EBITDA loss for Corporate and other for the year was $60 million, versus a loss of $35 million a year ago.

2004 Financial Outlook

        Thomson expects 2004 revenue growth to accelerate from the 2% increase achieved in 2003, but to remain below the company's long-term target of 7% to 9%. Growth is expected to be driven by continued high growth rates in the strategic areas of the business, supplemented by tactical acquisitions. Thomson Financial is expected to post a revenue increase in 2004, following two years of declines due to depressed market conditions.

        EBITDA margins in 2004 are expected to remain consistent with 2003 levels reflecting continued operating improvement offset by higher pension expense and higher expected stock-related compensation expense.

        Thomson expects to continue to generate strong free cash flow in 2004, in line with the level achieved in 2003.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2003 revenues of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 43,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

The Thomson Corporation will webcast a discussion of fourth-quarter and year-end results beginning at 10:30 am EST today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page. For those who cannot listen to the live broadcast, it will be archived on the Thomson website following the call.

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. Prior year periods have been restated for discontinued operations. Segmented results are presented on the basis of ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit and adjusted earnings from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP, in the following tables. We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income (expense) and equity in net losses of associates, net of tax. We believe adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We use adjusted operating profit, which we define as operating profit before amortization and restructuring charges, because it reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We use free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares, as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We measure our earnings attributable to common shares to adjust for non-recurring items, which we refer to, in this release, as adjusted earnings from continuing operations, to assist in comparing them from one period to another.

This news release, in particular the section under the heading "2004 Financial Outlook," includes forward-looking statements that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2002. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

CONSOLIDATED STATEMENT OF EARNINGS(1)
(millions of U.S. dollars, except per common share data)

	Three Months Ended December 31		Twelve Months Ended December 31
	(unaudited)
	2003	2002	2003	2002
Revenues	2,181	2,110	7,606	7,444
Cost of sales, selling, marketing, general and administrative expenses	(1,465)	(1,366)	(5,542)	(5,483)
Depreciation	(156)	(143)	(588)	(535)
Amortization	(69)	(71)	(285)	(284)
Restructuring charges	—	—	—	(6)

Operating profit	491	530	1,191	1,136
Net other (expense) income	(5)	(28)	74	(34)
Net interest expense and other financing costs	(60)	(72)	(252)	(291)
Income taxes	(20)	(94)	(156)	(162)
Equity in net losses of associates, net of tax	(1)	(72)	(13)	(101)

Earnings from continuing operations	405	264	844	548
Earnings (loss) from discontinued operations, net of tax	(8)	22	23	57

Net earnings	397	286	867	605
Dividends declared on preference shares	(1)	(5)	(9)	(19)
Net gain on redemption of Series V preference shares	—	—	21	—

Earnings attributable to common shares	396	281	879	586

Basic and diluted earnings per common share	$0.60	$0.43	$1.34	$0.91

Supplemental earnings information:
Earnings attributable to common shares, as above	396	281	879	586
Adjustments:
One time items:
Net other expense (income)	5	28	(74)	34
Restructuring charges	—	—	—	6
Tax on above items	—	4	8	—
Favorable tax settlement, net	(64)	—	(64)	—
BGM goodwill impairment	—	67	—	67
Net gain on redemption of Series V preference shares	—	—	(21)	—
Discontinued operations	8	(22)	(23)	(57)

Adjusted earnings from continuing operations	345	358	705	636

Adjusted basic and diluted earnings per common share from continuing operations	$0.53	$0.55	$1.08	$0.99

Notes to consolidated statement of earnings

(1)
Where necessary, certain amounts for 2002 have been reclassified to conform to the current year's presentation. Specifically, the subtotals for "Earnings before interest, tax, depreciation, amortization and restructuring charges" and "Operating profit before amortization and restructuring charges" no longer appear on the face of the consolidated statement of earnings and retained earnings, and "Dividends declared on preference shares" are no longer included in "Earnings from continuing operations." These changes had no effect on "Earnings attributable to common shares" nor on "Earnings per common share."

Thomson Reports fourth-Quarter and Year-End 2003 Results
February 12, 2004

CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)

	December 31, 2003	December 31, 2002
Assets
Cash and cash equivalents	683	709
Accounts receivable, net of allowances	1,521	1,489
Inventories	310	285
Prepaid expenses and other current assets	309	268
Deferred income taxes	185	218
Current assets of discontinued operations	36	53

Current assets	3,044	3,022
Property and equipment, net	1,539	1,531
Identifiable intangible assets, net	4,467	4,579
Goodwill	8,155	7,911
Other non-current assets	1,247	1,182
Non-current assets of discontinued operations	228	323

Total assets	18,680	18,548

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	87	316
Accounts payable and accruals	1,542	1,601
Deferred revenue	971	876
Current portion of long-term debt	484	318
Current liabilities of discontinued operations	61	94

Current liabilities	3,145	3,205
Long-term debt	3,684	3,487
Other non-current liabilities	986	1,202
Deferred income taxes	1,638	1,656
Non-current liabilities of discontinued operations	27	32

Total liabilities	9,480	9,582
Shareholders' equity
Share capital	2,639	2,834
Cumulative translation adjustment	259	(64)
Retained earnings	6,302	6,196

Total shareholders' equity	9,200	8,966

Total liabilities and shareholders' equity	18,680	18,548

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of U.S. dollars)

	Three Months Ended December 31		Twelve Months Ended December 31
	(unaudited)
	2003	2002	2003	2002
Cash provided by (used in):
Operating activities
Earnings from continuing operations	405	264	844	548
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	7	10	38	46
Depreciation	156	143	588	535
Amortization	69	71	285	284
Net (gains) losses on disposals of businesses and investments	5	28	(52)	34
Deferred income taxes	(78)	46	22	94
Equity in losses of associates, net of tax	1	72	13	101
Other, net	(29)	17	54	62
Voluntary pension contributions	(31)	(35)	(81)	(142)
Changes in working capital and other items	193	215	(93)	58
Cash provided by operating activities — discontinued operations	11	14	36	71

Net cash provided by operating activities	709	845	1,654	1,691

Investing activities
Acquisitions of businesses and investments	(25)	(50)	(211)	(272)
Proceeds from disposals of businesses and investments	4	28	288	51
Additions to property and equipment	(202)	(166)	(570)	(518)
Other investing activities	(22)	(33)	(83)	(166)
Additions to property and equipment of discontinued operations	(1)	(1)	(7)	(5)
Proceeds from disposals of discontinued operations	135	—	137	—
Cash used in other investing activities — discontinued operations	—	—	(15)	—

Net cash used in investing activities	(111)	(222)	(461)	(910)

Financing activities
Proceeds from debt	—	—	451	400
Repayments of debt	(218)	(28)	(468)	(540)
Net repayments under short-term facilities	(234)	(281)	(230)	(604)
Proceeds from issuance of common shares	—	—	2	437
Redemption of Series V preference shares	—	—	(311)	—
Dividends paid on preference shares	(2)	(5)	(11)	(22)
Dividends paid on common shares	(118)	(75)	(658)	(283)
Other financing activities, net	—	—	(3)	(2)

Net cash used in financing activities	(572)	(389)	(1,228)	(614)

Translation adjustments	1	4	9	10

Increase (decrease) in cash and cash equivalents	27	238	(26)	177
Cash and cash equivalents at beginning of period	656	471	709	532

Cash and cash equivalents at end of period	683	709	683	709

Supplemental cash flow information:
Net cash provided by operating activities, as above	709	845	1,654	1,691
Additions to property and equipment, as above	(202)	(166)	(570)	(518)
Other investing activities, as above	(22)	(33)	(83)	(166)
Additions to property and equipment of discontinued operations	(1)	(1)	(7)	(5)
Dividends paid on preference shares, as above	(2)	(5)	(11)	(22)

Free cash flow	482	640	983	980

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

BUSINESS SEGMENT INFORMATION *
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31			Twelve Months Ended December 31
	2003	2002	Change	2003	2002	Change
Revenues:
Legal & Regulatory	903	834	8%	3,142	2,959	6%
Learning	614	615	—	2,052	2,036	1%
Financial	386	394	-2%	1,523	1,597	-5%
Scientific & Healthcare	241	228	6%	760	692	10%
Corporate and other(1)	48	47	2%	164	164	—
Intercompany eliminations	(12)	(14)		(42)	(42)

Total ongoing businesses	2,180	2,104	4%	7,599	7,406	3%
Disposals(2)	1	6		7	38

Total revenues	2,181	2,110	3%	7,606	7,444	2%

Adjusted EBITDA:(3)
Legal & Regulatory	323	330	-2%	980	926	6%
Learning	219	200	10%	520	465	12%
Financial	103	117	-12%	406	409	-1%
Scientific & Healthcare	97	90	8%	217	187	16%
Corporate and other(1)	(26)	3		(60)	(35)

Total ongoing businesses	716	740	-3%	2,063	1,952	6%
Disposals(2)	—	4		1	9

Total Adjusted EBITDA	716	744	-4%	2,064	1,961	5%

Adjusted Operating Profit:(3)
Legal & Regulatory	275	289	-5%	799	767	4%
Learning	166	152	9%	337	302	12%
Financial	59	75	-21%	231	240	-4%
Scientific & Healthcare	89	83	7%	186	160	16%
Corporate and other(1)	(29)	(2)		(78)	(51)

Total ongoing businesses	560	597	-6%	1,475	1,418	4%
Disposals(2)	—	4		1	8

Total adjusted operating profit	560	601	-7%	1,476	1,426	4%

*Notes to business segment information for continuing operations

(1)
Corporate and other includes the results of the Thomson Media group, a non-reportable segment comprised of businesses that provide specialized information to commercial banks and financial services and financial planning companies, as well as corporate costs and costs associated with Thomson stock appreciation rights.
(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.
(3)
Please see the tables on the following pages entitled, "Reconciliation of Adjusted EBITDA to Net Earnings and Adjusted Operating Profit to Operating Profit."

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

RECONCILIATIONS

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING
PROFIT TO OPERATING PROFIT
(millions of U.S. dollars, unaudited)

For the Three Months Ended December 31, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	323	219	103	97	(26)	716	—	716
Less:
Depreciation	(48)	(53)	(44)	(8)	(3)	(156)	—	(156)

Adjusted operating profit	275	166	59	89	(29)	560	—	560
Less:
Amortization	(26)	(20)	(15)	(7)	(1)	(69)	—	(69)

Operating profit	249	146	44	82	(30)	491	—	491

Net other income (expense)								(5)
Net interest expense and other financing costs								(60)
Income taxes								(20)
Equity in net losses of associates, net of tax								(1)

Earnings from continuing operations								405
Earnings (loss) from discontinued operations, net of tax								(8)

Net earnings								397

For the Three Months Ended December 31, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	330	200	117	90	3	740	4	744
Less:
Depreciation	(41)	(48)	(42)	(7)	(5)	(143)	—	(143)

Adjusted operating profit	289	152	75	83	(2)	597	4	601
Less:
Amortization	(24)	(23)	(15)	(8)	(1)	(71)	—	(71)

Operating profit	265	129	60	75	(3)	526	4	530

Net other income (expense)								(28)
Net interest expense and other financing costs								(72)
Income taxes								(94)
Equity in net losses of associates, net of tax								(72)

Earnings from continuing operations								264
Earnings (loss) from discontinued operations, net of tax								22

Net earnings								286

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING
PROFIT TO OPERATING PROFIT (CONTINUED)
(millions of U.S. dollars, unaudited)

For the Twelve Months Ended December 31, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	980	520	406	217	(60)	2,063	1	2,064
Less:
Depreciation	(181)	(183)	(175)	(31)	(18)	(588)	—	(588)

Adjusted operating profit	799	337	231	186	(78)	1,475	1	1,476
Less:
Amortization	(106)	(83)	(62)	(26)	(8)	(285)	—	(285)

Operating profit	693	254	169	160	(86)	1,190	1	1,191

Net other income (expense)								74
Net interest expense and other financing costs								(252)
Income taxes								(156)
Equity in net losses of associates, net of tax								(13)

Earnings from continuing operations								844
Earnings (loss) from discontinued operations, net of tax								23

Net earnings								867

For the Twelve Months Ended December 31, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	926	465	409	187	(35)	1,952	9	1,961
Less:
Depreciation	(159)	(163)	(169)	(27)	(16)	(534)	(1)	(535)

Adjusted operating profit	767	302	240	160	(51)	1,418	8	1,426
Less:
Amortization	(91)	(97)	(63)	(22)	(11)	(284)	—	(284)
Restructuring charges	(4)	—	—	—	(2)	(6)	—	(6)

Operating profit	672	205	177	138	(64)	1,128	8	1,136

Net other income (expense)								(34)
Net interest expense and other financing costs								(291)
Income taxes								(162)
Equity in net losses of associates, net of tax								(101)

Earnings from continuing operations								548
Earnings (loss) from discontinued operations, net of tax								57

Net earnings								605

Thomson Reports Fourth-Quarter and Year-End 2003 Results
February 12, 2004

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN
TO OPERATING PROFIT MARGIN
(as a percentage of revenue, unaudited)

For the Three Months Ended December 31, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	35.8%	35.7%	26.7%	40.2%	(54.2%)	32.8%	—	32.8%
Less:
Depreciation	(5.3%)	(8.7%)	(11.4%)	(3.3%)	(6.2%)	(7.1%)	—	(7.1%)

Adjusted operating profit	30.5%	27.0%	15.3%	36.9%	(60.4%)	25.7%	—	25.7%
Less:
Amortization	(2.9%)	(3.2%)	(3.9%)	(2.9%)	(2.1%)	(3.2%)	—	(3.2%)

Operating profit	27.6%	23.8%	11.4%	34.0%	(62.5%)	22.5%	—	22.5%

For the Three Months Ended December 31, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	39.6%	32.5%	29.7%	39.5%	6.4%	35.2%	66.7%	35.3%
Less:
Depreciation	(4.9%)	(7.8%)	(10.7%)	(3.1%)	(10.7%)	(6.8%)	—	(6.8%)

Adjusted operating profit	34.7%	24.7%	19.0%	36.4%	(4.3%)	28.4%	66.7%	28.5%
Less:
Amortization	(2.9%)	(3.7%)	(3.8%)	(3.5%)	(2.1%)	(3.4%)	—	(3.4%)

Operating profit	31.8%	21.0%	15.2%	32.9%	(6.4%)	25.0%	66.7%	25.1%

For the Twelve Months Ended December 31, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	31.2%	25.3%	26.7%	28.6%	(36.6%)	27.1%	14.3%	27.1%
Less:
Depreciation	(5.8%)	(8.9%)	(11.5%)	(4.1%)	(11.0%)	(7.7%)	—	(7.7%)

Adjusted operating profit	25.4%	16.4%	15.2%	24.5%	(47.6%)	19.4%	14.3%	19.4%
Less:
Amortization	(3.3%)	(4.0%)	(4.1%)	(3.4%)	(4.8%)	(3.7%)	—	(3.7%)

Operating profit	22.1%	12.4%	11.1%	21.1%	(52.4%)	15.7%	14.3%	15.7%

For the Twelve Months Ended December 31, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	31.3%	22.8%	25.6%	27.0%	(21.3%)	26.4%	23.7%	26.3%
Less:
Depreciation	(5.4%)	(8.0%)	(10.6%)	(3.9%)	(9.8%)	(7.3%)	(2.6%)	(7.1%)

Adjusted operating profit	25.9%	14.8%	15.0%	23.1%	(31.1%)	19.1%	21.1%	19.2%
Less:
Amortization	(3.1%)	(4.7%)	(3.9%)	(3.2%)	(6.7%)	(3.8%)	—	(3.8%)
Restructuring charges	(0.1%)	—	—	—	(1.2%)	(0.1%)	—	(0.1%)

Operating profit	22.7%	10.1%	11.1%	19.9%	(39.0%)	15.2%	21.1%	15.3%

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CONSOLIDATED STATEMENT OF EARNINGS(1) (millions of U.S. dollars, except per common share data)
CONSOLIDATED BALANCE SHEET (millions of U.S. dollars)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of U.S. dollars)
BUSINESS SEGMENT INFORMATION * (millions of U.S. dollars) (unaudited)
RECONCILIATIONS RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (millions of U.S. dollars, unaudited)
For the Three Months Ended December 31, 2003
For the Three Months Ended December 31, 2002
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (CONTINUED) (millions of U.S. dollars, unaudited)
For the Twelve Months Ended December 31, 2003
For the Twelve Months Ended December 31, 2002
RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue, unaudited)
For the Three Months Ended December 31, 2003
For the Three Months Ended December 31, 2002
For the Twelve Months Ended December 31, 2003
For the Twelve Months Ended December 31, 2002